

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2022

Blair Mullin
Chief Financial Officer
Cryomass Technologies, Inc.
1001 Bannock St, Suite 612
Denver, CO 80204

   Re: Cryomass Technologies, Inc.
   Registration Statement on Form S-1
   Filed June 17, 2022
   File No. 333-265669

Dear Mr. Mullin:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Erin Donahue at 202-551-6063 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing